Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

5 September 2002

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
5 September 2002	Announcement to Australian Stock Exchange Lend Lease Joint Venture Selected as Preferred Bidder for Phase 1 of UK Ministry of Defence Modernisation Programme

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

PROCESSED
SEP 24 2002
P THOMSON FINANCIAL

9/19

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 17 2002
WASH, D.C. 155

LL0004

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

5 September 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE JOINT VENTURE SELECTED AS PREFERRED BIDDER FOR PHASE 1 OF UK MINISTRY OF DEFENCE MODERNISATION PROGRAMME

Lend Lease Corporation Limited ("Lend Lease") announces that Debut Services Ltd ("Debut Services"), a joint venture between Bovis Lend Lease Limited ("Bovis Lend Lease") and Babcock International Group PLC ("Babcock"), has been selected as preferred bidder for the first phase of the UK Ministry of Defence ("MoD") Single Living Accommodation Modernisation ("SLAM") programme. Project SLAM is one of the largest new build and refurbishment projects in the UK, worth £1 billion over 10 years.

Debut Services will now enter into further discussions regarding its tendered proposals with the MoD Executive Agency, Defence Estates. Subject to finalising terms and conditions, the next stage will see Debut Services appointed as Prime Contractor for Project SLAM. Formal appointment is expected by the end of October 2002, with construction work starting in 2003.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Attch

Lend Lease
CORPORATION

Media Release 5 September 2002

BOVIS LEND LEASE CONSORTIUM APPOINTED
FOR PHASE 1 OF MoD'S £1 BILLION MODERNISATION PROGRAMME

Bovis Lend Lease, the construction and project management subsidiary of Lend Lease, today announced that its Debut Services consortium has been selected as preferred bidder for the first phase of the Ministry of Defence Single Living Accommodation Modernisation (SLAM) programme. Project SLAM is one of the largest new build and refurbishment projects in the UK, worth £1 billion over 10 years.

Debut Services, a joint venture company owned by Bovis Lend Lease and Babcock, will now enter into further discussions regarding its tendered proposals with Defence Estates. Subject to finalising terms and conditions, the next stage will see Debut Services appointed as Prime Contractor for Project SLAM. Formal appointment is expected by the end of October 2002 with construction work starting in 2003.

The first phase will run for five years and involves the upgrade of over 16,000 bed spaces, together with utility and common areas, and ancillary accommodation for service personnel across the country.

Ross Taylor, CEO of Lend Lease's Real Estate Solutions business, commented: "We are delighted to have been selected as the preferred bidder for SLAM. We have been focused on winning contracts of this type which will deliver long term annuity style earnings for Lend Lease. It's an approach that has already proved very successful with our Actus Lend Lease military housing joint venture in the USA, and we plan to replicate that success in the UK."

UK Defence Minister, Dr Lewis Moonie, said: "This project will go a long way towards meeting the aspirations of our service men and women for living conditions that meet modern standards. The improved quality of life that SLAM will deliver will make a significant contribution to forces retention."

Vice Admiral Peter Dunt, Chief Executive of Defence Estates, added: "The announcement of the preferred bidder for Project SLAM is a significant milestone not only for the project but also for the initiative as a whole. The competition was hard fought and, as a result of a detailed and comprehensive evaluation process, I am confident that the Debut consortium will provide a high quality solution to meet the MoD's requirements."

The SLAM programme demonstrates a new commitment by Defence Estates to improve procurement standards using its Prime contracting initiative. The contract will ensure a single point of responsibility for the overall project from inception through to handover and maintenance.

The contract includes a compliance period during which Debut Services will be responsible for the reactive, cyclical and planned maintenance of the accommodation. This compliance period currently runs for up to seven years after practical completion of each project.

John Spanswick, Bovis Lend Lease Europe's Chief Executive, said: "Winning SLAM is a great achievement and an important addition to our ever growing public sector portfolio. With the advent of Public Private Partnerships ("PPP") and Private Finance Initiative ("PFI") deals, Bovis Lend Lease has the opportunity to combine the best of its private and public sector practices, creating innovative and real value added solutions. SLAM gives us the chance to demonstrate those skills on a long-term project of enormous scope. We look forward to that challenge."

END

MEDIA ENQUIRIES:

Mary Beth Lally
Lend Lease Corporation
02 9236 6883

Roger Burrows
Lend Lease Corporation
02 9236 6116